

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Richard S. Sokolov
SPG SpinCo Subsidiary Inc.
225 West Washington Street
Indianapolis, Indiana 46204

> **Re: SPG SpinCo Subsidiary Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 12, 2014**
> **File No. 001-36252**

Dear Mr. Sokolov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement of SPG SpinCo Subsidiary Inc.

Dividend Policy, page 46

1.   We note your response to comment 18 in our letter dated January 22, 2014 and will continue to monitor future amendments for your pro forma information.

Unaudited Pro Forma Combined Financial Statements, page 49

2.   We note your response to comment 19 of our letter dated January 22, 2014 and await the presentation SpinCo's new equity structure, including the number of shares of common stock to be outstanding after the Separation.

3.   We note your response to comments 23 and 24 of our letter dated January 22, 2014 and await the presentation SpinCo's anticipated new debt and related interest expense.

4.   We note your response to comment 25 of our letter dated January 22, 2014 and await the presentation of the anticipated cash distributions to Simon Property Group, L.P. and your basis thereof.

5.   We note your response to comment 27 of our letter dated January 22, 2014 and await the presentation of completed pro forma financial statements and related adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook, page 56

6.   We note your risk factor on page 27 regarding the risk of closures of anchor stores or major tenants and the impact upon operations. If applicable, please describe any related known trends or uncertainties that the registrant reasonably expects will have a material impact on net income. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 60

7.   We note your response to comment 30 in our letter dated January 22, 2014 and will continue to monitor your future amendments for updates in this section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief